

April 28, 2021

Christopher Eng
Executive Vice President and General Counsel
Summit Hotel Properties, Inc.
13215 Bee Cave Parkway, Suite B-300
Austin, TX 78738

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-35074**

Dear Mr. Eng:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures , page 49

1.   We note a provision for credit losses of $4.8 million for the year ended December 31, 2020, which is presented as an adjustment from Net (loss) income to FFO applicable to common shares and common units and further adjusted to arrive at EBITDA*re*. We also note in your earnings release a provision for credit losses of $2.3 million and $4.8 million for the three and twelve months ended December 31, 2020, respectively, which is included in your presentation of Hotel EBITDA. Please tell us how you determined these adjustments were appropriate and if you intend to make similar adjustments to these non-GAAP measures going forward.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction